UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D102
(CUSIP Number)

JEFFREY B. OSHER
HARVEST CAPITAL STRATEGIES LLC
600 Montgomery Street, Suite 1700
San Francisco, California 94111
(415) 869-4433

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,597,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,597,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,597,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,559,640
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,559,640
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,559,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,968,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,968,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,481,676
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,481,676
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HSCP STRATEGIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST FINANCIAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 47,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON DONALD DESTINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,640
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,640
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON CRAIG BAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON SATURNINO FANLO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON GEORGE W. GRESHAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON PHILIP B. LIVINGSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,050
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,050
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.  As of the close of business on March 31, 2016, the Reporting Persons collectively beneficially owned an aggregate of 4,722,190 Shares, constituting approximately 9.4% of the Shares outstanding.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Master, Harvest Small Cap, HSCP Strategic, Harvest Financial, and held in the Harvest Capital Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,968,324 Shares beneficially owned by Harvest Small Cap Master is approximately $34,645,149, including brokerage commissions.  The aggregate purchase price of the 1,481,676 Shares beneficially owned by Harvest Small Cap is approximately $26,079,481, including brokerage commissions.  The aggregate purchase price of the 1,000,000 Shares beneficially owned by HSCP Strategic is approximately $21,915,589, including brokerage commissions. The aggregate purchase price of the 47,466 Shares beneficially owned by Harvest Financial is approximately $827,870, including brokerage commissions. The aggregate purchase price of the 62,174 Shares held in the Harvest Capital Accounts is approximately $1,065,704, including brokerage commissions. The Shares held in the Osher Family Accounts were purchased in the open market with personal funds. The aggregate purchase price of the 147,000 Shares held in the Osher Family Accounts is approximately $2,317,255, including brokerage commissions. The Shares purchased by each of Messrs. Baum, Fanlo, and Livingston were purchased in the open market with personal funds. The aggregate purchase price of the 7,500 Shares beneficially owned by Mr. Baum is approximately $131,359, including brokerage commissions.  The aggregate purchase price of the 4,000 Shares beneficially owned by Mr. Fanlo is approximately $87,102, including brokerage commissions.  The aggregate purchase price of the 4,050 Shares beneficially owned by Mr. Livingston is approximately $74,891, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 50,113,873 Shares outstanding, as of January 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016.

A.	Mr. Osher

(a)
As of the close of business on March 31, 2016, 147,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own.  In addition, Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 1,968,324 Shares owned by Harvest Small Cap Master, (ii) 1,481,676 Shares owned by Harvest Small Cap, and (iii) 1,000,000 Shares owned by HSCP Strategic.

Percentage: Approximately 9.2%

CUSIP NO. 39304D102

(b)	1. Sole power to vote or direct vote: 4,597,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,597,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Osher has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Harvest Capital

(a)
As of the close of business on March 31, 2016, 62,174 Shares were held in the Harvest Capital Accounts.  Harvest Capital, as the investment manager of Harvest Small Cap Master and the investment adviser to the Harvest Capital Accounts and as the general partner of each of Harvest Small Cap, HSCP Strategic and Harvest Financial, may be deemed the beneficial owner of the (i) 1,968,324 Shares owned by Harvest Small Cap Master, (ii) 1,481,676 Shares owned by Harvest Small Cap, (iii) 1,000,000 Shares owned by HSCP Strategic, (iv) 47,466 Shares owned by Harvest Financial, and (v) 62,174 Shares held in the Harvest Capital Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 4,559,640
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,559,640
4. Shared power to dispose or direct the disposition: 0

(c)
Harvest Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Harvest Small Cap Master, Harvest Small Cap, HSCP Strategic and Harvest Financial since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Harvest Small Cap Master

(a)	As of the close of business on March 31, 2016, Harvest Small Cap Master beneficially owned 1,968,324 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 1,968,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,968,324
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 39304D102

D.	Harvest Small Cap

(a)	As of the close of business on March 31, 2016, Harvest Small Cap beneficially owned 1,481,676 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,481,676
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,481,676
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

E.	HSCP Strategic

(a)	As of the close of business on March 31, 2016, HSCP Strategic beneficially owned 1,000,000 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by HSCP Strategic since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

F.	Harvest Financial

(a)	As of the close of business on March 31, 2016, Harvest Financial beneficially owned 47,466 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 47,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 47,466
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Financial since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 39304D102

G.	Mr. Destino

(a)
Mr. Destino, as the portfolio manager of Harvest Financial and the manager of the Harvest Capital Accounts and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 47,466 Shares owned by Harvest Financial and (ii) 62,174 Shares held in the Harvest Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 109,640
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 109,640
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Destino has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Harvest Financial since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule B and is incorporated herein by reference.

H.	Mr. Baum

(a)	As of the close of business on March 31, 2016, Mr. Baum directly owned 7,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 7,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baum has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

I.	Mr. Fanlo

(a)	As of the close of business on March 31, 2016, Mr. Fanlo directly owned 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fanlo has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 39304D102

J.	Mr. Gresham

(a)	As of the close of business on March 31, 2016, Mr. Gresham did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gresham has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

K.	Mr. Livingston

(a)	As of the close of business on March 31, 2016, Mr. Livingston directly owned 4,050 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,050
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Livingston has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Harvest Small Cap Master is long with respect to 228,300 Shares underlying American-style put options, which have an exercise price of $30.00 per Share and expire on April 15, 2016.

Harvest Small Cap Master is short with respect to (i) 228,300 Shares underlying American-style call options, which have an exercise price of $30.00 per Share and expire on April 15, 2016, (ii) 57,100 Shares underlying American-style call options, which have an exercise price of $22.50 per Share and expire on April 15, 2016, and (iii) 285,500 Shares underlying American-style call options, which have an exercise price of $20.00 per share and expire on September 16, 2016.

Harvest Small Cap is long with respect to 171,700 Shares underlying American-style put options, which have an exercise price of $30.00 per Share and expire on April 15, 2016.

Harvest Small Cap is short with respect to (i) 171,700 Shares underlying American-style call options, which have an exercise price of $30.00 per Share and expire on April 15, 2016, (ii) 42,900 Shares underlying American-style call options, which have an exercise price of $22.50 per Share and expire on April 15, 2016, and (iii) 214,500 Shares underlying American-style call options, which have an exercise price of $20.00 per share and expire on September 16, 2016.

CUSIP NO. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2016

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

HSCP Strategic I, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Financial Partners, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Donald Destino
	Name:	Donald Destino
	Title:	Managing Director

CUSIP NO. 39304D102

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
JEFFREY B. OSHER Individually and as attorney-in-fact for Saturnino Fanlo, George W. Gresham, and Philip B. Livingston

/s/ Donald Destino
DONALD DESTINO

/s/ Craig Baum
CRAIG BAUM

CUSIP NO. 39304D102

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HARVEST SMALL CAP PARTNERS MASTER, LTD.

Exercise of September 2016 Call Option ($15.00 Strike Price)	285,5001	$15.0000	03/23/2016
Short Sale of April 2016 Call Option ($22.50 Strike Price)	(57,100)2	$0.8000	03/23/2016
Purchase of April 2016 Put Option ($30.00 Strike Price)	228,3003	$7.3000	03/29/2016
Short Sale of April 2016 Call Option ($30.00 Strike Price)	(228,300)2	$0.0500	03/29/2016
Purchase of Class A Common Stock	228,300	$22.7500	03/29/2016

HARVEST SMALL CAP PARTNERS, LP

Exercise of September 2016 Call Option ($15.00 Strike Price)	214,5001	$15.0000	03/23/2016
Short Sale of April 2016 Call Option ($22.50 Strike Price)	(42,900)2	$0.8000	03/23/2016
Purchase of April 2016 Put Option ($30.00 Strike Price)	171,7003	$7.3000	03/29/2016
Short Sale of April 2016 Call Option ($30.00 Strike Price)	(171,700)2	$0.0500	03/29/2016
Purchase of Class A Common Stock	171,700	$22.7500	03/29/2016

HSCP STRATEGIC I, LP

Purchase of Class A Common Stock	41,775	$22.2043	03/16/2016
Purchase of Class A Common Stock	15,000	$23.2655	03/18/2016
Purchase of Class A Common Stock	15,000	$22.9351	03/21/2016
Purchase of Class A Common Stock	25,000	$22.8677	03/22/2016
Purchase of Class A Common Stock	106,060	$22.7799	03/23/2016
Purchase of Class A Common Stock	32,800	$22.8661	03/24/2016
Purchase of Class A Common Stock	62,300	$22.8426	03/28/2016

HARVEST FINANCIAL PARTNERS, LP

Assignment of March 2016 Call Option ($20.00 Strike Price)	(2,000)4	$20.0000	03/18/2016

1 Represents shares underlying American-style call options purchased in the over the counter market that were exercised.  These call options would have expired on September 16, 2016.
2 Represents shares underlying American-style call options sold in the over the counter market.  These call options expire on April 15, 2016.
3 Represents shares underlying American-style put options purchased in the over the counter market.  These put options expire on April 15, 2016.
4 Represents shares underlying American-style call options that were assigned.  These call options expired on March 18, 2016.